Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Merger Integration Planning Update

Together with my colleagues on the merger Transition Committee, I am pleased to update you on the progress of the integration teams. As you know, the integration teams were formed to develop plans that will most successfully join AGL Resources and Nicor after the anticipated close of the transaction. Team members have worked diligently to assess the current state of both organizations and have developed recommended operating models for the combined company expected to meet integration goals. Over the past few weeks, the integration teams presented their recommendations to the Transition Committee, and while it is premature to share details of those discussions, I can assure you the Committee was impressed by the strategic thought and expertise evident in the recommendations.

The integration teams will meet in Atlanta on June 7th to kick off the next phase of integration planning. In this phase, the integration teams will use the information presented to and feedback from the Transition Committee to build business plans that support their recommendations and craft a detailed design of the post-merger operating model for their respective business units and functional areas. With periodic review by the Transition Committee, the teams also will develop plans for successful implementation of the post-merger operating model. Given the nature of the work to be done in this phase, various integration teams will undergo personnel changes. Some teams will expand to include more subject matter expertise, and other team members will transition out of the planning process to ensure we continue to meet the demands of the business and deliver safe, reliable service to our customers.

We understand that incorporating additional people into the integration planning process has the potential to stretch resources on other projects and initiatives throughout the company, and we are considering those impacts carefully. This effort is intended only to ensure adequate resources are made available to accomplish two critical business objectives: (1) meet the day-to-day demands of all of our businesses while also advancing initiatives important to business growth and (2) plan for and execute a successful integration. It is important that any rebalancing of resources to satisfy these objectives not be misinterpreted as future state of post-merger organizational structure.

Also, the Transition Committee recently confirmed the selection of PeopleSoft as the common financial system, or enterprise resource platform (ERP), for the proposed combined company. The company’s ERP provides a critical foundation for the many systems we use to run our business. By making this selection now, the committee can ensure business unit and functional area operating models are designed for scalability and growth across a common platform, even though a post-close transition to PeopleSoft is a multi-year endeavor.

Finally, yesterday AGL Resources and Nicor filed a rebuttal to last month’s testimony by ICC Staff and other intervenors related to our proposed merger. We accepted the staff’s position in many instances, and believe we have significantly reduced the number of issues. Going forward, we will continue to work through the regulatory process with the goal of obtaining merger approval in the second half of this year.

You’ll be hearing more on these developments from your departmental leadership in the next few weeks. In the meantime, I encourage you to visit the Merger Communications page on Planet or send any questions or thoughts to merger@aglresources.com.

Thank you for your continued support of your colleagues serving on the integration teams, and warmest wishes for a safe and relaxing holiday weekend with family and friends.

Drew Evans
Executive Vice President and Chief Financial Officer
Chair, Merger Transition Committee

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, our ability to obtain regulatory approval of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this communication. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. On or about May 10, 2011, AGL Resources and Nicor mailed the definitive joint proxy statement/prospectus to their respective stockholders of record as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.